Exhibit 4.1

Common Stock Certificate

Certificate Number	Number of Shares

Cheetah Net Supply Chain Service Inc.

Incorporated under the laws of the State of North Carolina

Authorized Share Capital is US$10,000 divided into

i)	91,750,000 shares of Class A common stock of a par value of US$0.0001 each;
ii)	8,250,000 shares of Class B common stock of a par value of US$0.0001 each.

This certifies that [Name] of [Address] is the registered holder of [Number] shares of Class [Type of Class] common stock fully paid and non-assessable, subject to the amended and restated articles of incorporation of the Company. The information regarding the relative rights, preferences, and limitations applicable to different classes of shares will be furnished to stockholders in writing and without charge.

[Transfer date]

Director	Director/ Secretary